American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Three months ended March 31, 2010, as of May 11, 2010)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) annual audited consolidated financial statements for the year ended December 31, 2009 and the unaudited consolidated financial statements of the Corporation for the three months ended March 31, 2010 and 2009. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its advanced stage 100% owned Copperstone gold project in Arizona and continues its advanced exploration program on its 100% owned Fenelon gold project located in Quebec. In addition to these advanced properties, the Corporation continues to maintain the ownership of the other projects including Martiniere and Northway in Quebec, Gold Bar in Nevada, and Northshore in Ontario.

Overview of Performance

The Corporation’s working capital as at March 31, 2010 was $1,307,444 compared with a working capital position of $2,638,431 as at December 31, 2009. The change in working capital was the result of funds used for operating activities in the period totalling $399,397 (December 31, 2009 – $629,049) and use of funding in the exploration expenditures at Copperstone, Fenelon and other properties totalling $424,475 (December 31, 2009 – $1,840,431). Cash provided by financing, net of issue costs, for the period was $Nil (December 31, 2009 – 204,314). The loss for three months ended March 31, 2010 was $424,383 or $0.00 per share compared with a net loss of $677,138 or $0.01 per share for the three months ended March 31, 2009. A significant component of the current period’s loss was related to disposal of marketable securities for $128,718 (2009 – $Nil).

Between 2001 and 2006, the Corporation completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the measured, indicated and inferred resources at Copperstone. Over the past years the Corporation has been studying the best way to put Copperstone into production while completing further exploration drilling to increase the size of the resource.

The Corporation completed and released the positive results of its NI43-101 compliant Feasibility Study (the “Study”) in February, 2010. The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains Bonanza’s primary objective.

Highlights of the Study

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of US$962 per ounce and a 5% discount rate. Using the spot gold price of US$1,104 per ounce, (www.kitco.com on December 28, 2009) the AT-NPV rises to US$68,089,302 and the IRR increases to 120.5% .

The Corporation plans to finance its initial capital cost requirements by equity financing or joint venture arrangement.

The Corporation is also examining the merits of a possible small production development at the 100% owned Fenelon Project in northern Quebec, and is continuously looking to realize value on other, non-core assets as with the sale of the Taurus Project.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	Three months ended		Year Ended December 31,
	March 31,
	2010	2009	2009	2008	2007
	$	$	$	$	$
Net loss	(424,383)	(677,138)	(11,041,089)	(3,883,826)	(946,457)
Net loss per share	(0.00)	(0.01)	(0.09)	(0.03)	(0.01)
Total cash and cash equivalents	516,704	1,870,629	957,923	2,650,636	4,266,063
Working capital	1,307,444	4,307,792	2,638,431	5,726,261	5,963,158
Total liabilities	727,177	1,541,397	724,292	1,739,187	1,626,804
Total assets	44,364,837	55,870,092	45,335,078	57,167,469	60,963,361
Shareholders’ equity	43,637,660	54,328,695	44,610,786	55,428,282	59,336,557

Results of Operations

For the three months ended March 31, 2010, the Corporation had a net loss of $424,383 or $0.00 per share compared to a net loss of $677,138 or $0.01 per share with the corresponding period in 2009. A significant component of the current period’s loss was related to disposal of marketable securities for $128,718 (2009 – $Nil). General and administrative costs decreased to $216,871 from $235,408 in 2009. Some significant components of the general and administration costs include management fees, consultant fees and salaries of $79,519 (2009 – $134,778), legal and accounting $5,315 (2009 - $1,764) and public company expenses $105,127 (2009 - $52,387).

Exploration office expenses increased to $39,688 in the period from $37,166 in 2009. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

During 2006 the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase was completed and the result of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters (25,247 feet). In April of 2007, the Corporation began Phase II drilling. In September, 2007 Phase II drilling was completed consisting of 17 drill holes and a combined length of 5,482 meters (17,980 feet). This drilling phase was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling.

During 2008, the Corporation commenced its Phase III exploration drilling campaign which targeted the South Pit and the Southwest gold zones with 15 drill holes of combined length of 4,313 meters (14,147 feet) completed. The South Pit zone as currently understood is at least 300 meters long and is open to expansion along strike and up and down dip. During 2007 and 2008, exploration follow-up drilling in the South Pit zone totaled 11 drill holes, all of which encountered the targeted fault zones and gold mineralization. The South Pit zone and the Southwest zone have the potential to extend the mine life at Copperstone beyond the current resources, and further drilling at both zones is planned.

Total development and exploration expenditures at the Copperstone project during the three months ended March 31, 2010 totalled $371,820 or $22,458,615 since the program began in 2003.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completely quarters of fiscal 2010, 2009, and 2008 are as follows:

(In thousand of dollars	2010	2009				2008
except amounts per share)	Mar	Dec	Sep.	Jun.	Mar.	Dec.	Sep.	Jun.
	$	$	$	$	$	$	$	$

Cash and cash equivalents	517	958	1,606	1,897	1,871	2,651	3,491	4,165
Working Capital	1,307	2,638	4,131	4,002	4,308	5,726	4,755	6,139
Total assets	44,365	45,335	56,694	56,212	55,870	57,167	59,842	60,039
Shareholder’s equity	43,638	44,610	55,021	54,398	54,329	55,428	58,059	58,326
Net loss	424	11,041	184	274	677	3,088	208	172
Net loss per share	(0.00)	(0.09)	(0.00)	(0.00)	(0.01)	(0.03)	(0.00)	(0.00)

Liquidity and Capital Resources

The Corporation’s working capital as at March 31, 2010 was $1,307,444 compared with a working capital position of $2,638,431 as at December 31, 2009. The decrease in working capital in the period was the result of the expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $424,475 offset by sale of marketable securities of $382,653 (2009 – $322,283 in expenditures). Use of funds to support operating activities was $399,397 (2009 – $457,724). As of March 31, 2010, a net receivable in the amount of $463,679 from the Ministry of Natural Resources and the Government of Quebec related to exploration expenditures that occurred in that province during the current and previous years remained outstanding. The decrease in working capital and decrease in available funding for expenditures compared to previous period was the result of expenditures incurred in Copperstone and support of operating expenses.

On June 22, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac. On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 option payments respectively.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782. During 2009, the Corporation sold 1,300,000 of these securities and realised a gain of $68,712. During the three months ended March 31, 2010, the Corporation sold an additional 1,300,000 Hawthorne shares at an average price of $0.294 per share for gross proceeds of $382,653 and incurred commission of $4,500.

On December 19, 2007 the Corporation completed a private placement of selling 3,267,000 units through Dundee Securities Corporation (the "Agent"), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consisted of two common shares, of which one was designated as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one common share which was not designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Scholes valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement were subject to four month hold period that expired April 19, 2008. The proceeds from this financing was used primarily to fund ongoing exploration at the Corporation's Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007 the Corporation entered into a non-brokered private placement to issue 2,500,000 units with the same terms as the December 19, 2007 financing for total proceeds of $1,000,000.

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

As at March 31, 2010, the Corporation had cash and cash equivalents of $516,704 compared to $957,923 as at December 31, 2009.

The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

The Company’s 2009 audited financial statements have been prepared by management on a going-concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

Transactions with Related Parties

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the three months ended March 31, 2010 the Corporation recovered management and consulting fees of $27,375 (2009 – $Nil) and general and administration expenses of $18,125 (2009 – $Nil) from these companies.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangement.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have instituted a system of controls for the Corporation to provide reasonable assurance as to the reliability of the financial information and that the financial statements are prepared, for external purpose, in accordance with GAAP. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance policies.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to them by others within the Corporation during the period.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by our Corporation is recorded, processed, summarized and reported within the time periods specified. The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Corporation.

The Chief Executive Officer and the Chief Financial Officer have concluded, based on an evaluation as of March 31, 2010, that the disclosure controls and procedures for the Corporation was effective to provide reasonable assurance that material information related to the Corporation is made known. It should be noted that while the Corporation’s Chief Executive Officer and the Chief Financial Officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that the system of internal control are effective, they do not guarantee that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a 43-101 compliant feasibility study issued in February, 2010.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Risk Factors

General

Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Exploration and Development Risks

There is no certainty that the expenditures made or to be made by the Corporation in the exploration of its properties will result in discoveries of mineralized material in commercially viable quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot or may elect not to insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral Resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material adverse effect on the Corporation’s results of operations, may delay the development of its mineral projects, and reduce the funds available for further mineral exploration.

Operating History

The Corporation and its predecessor companies have no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of debt facilities. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Joint Venture Interests

The Corporation may enter into joint ventures with one or more mining companies in respect of its other mineral properties. The Corporation may require additional funding to meet obligations under any joint venture agreement, and there is no guarantee such funding will be available. The inability of the Corporation to meet its funding commitments under any joint venture agreement could result in the dilution of the Corporations interest in the property subject to the joint venture agreement. In addition, should any of the Corporation’s joint venture partners determine not to fund their commitments under such joint venture agreement, the development of that project may be materially delayed or stopped, and the operations or financial results of the Corporation materially affected.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Shareholder Dilution

It is likely that additional capital required by the Corporation will be raised through the issuance of additional equity securities, resulting in dilution to the Corporation’s shareholders.

Exploration Stage Corporation

The Corporation has no production revenue. Moreover, the Corporation has no commercially viable properties. The Corporation has completed a preliminary assessment on its Copperstone project located in Arizona. At this stage and prior to a positive production decision being made on the Copperstone project or any other project the Corporation holds, the Corporation is deemed an “Exploration Stage Corporation”.

Adoption of New Accounting Standards

Accounting standards newly adopted

Effective January 1, 2009, the Corporation adopted new accounting standards as follows:

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for measurement, presentation and disclosure of mining properties. Adoption of this standard did not have any effect on the Corporation’s financial statements.

EIC-173, Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities.

The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

EIC-174, Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

Financial Instruments, Disclosure and Presentation

Effective January 1, 2009, the Corporation has adopted the enhanced disclosure requirements of amended CICA Section 3862, Financial Instruments - Disclosures. Refer to note 13 for fair value measurement disclosures using a fair value hierarchy that reflects the significance of the inputs in making the measurements.

Recent Accounting Pronouncements

Business Combination

In December 2008, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, Section 1582 addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill and accounting for a non-controlling interest at the time of the business combination. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Handbook Section 1601 and CICA Handbook Section 1602. This new standard will only have an impact on the Corporation’s financial statements for future acquisitions if the Corporation early adopts the standard.

Consolidated Financial Statements and Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, which replaces CICA Handbook Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1602.

Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1601.

Conversion to International Financial Reporting Standards (“IFRS”)

In February 2008 the Accounting Standards Board announced that the accounting framework under which the financial statements are prepared for all publicly accountable companies will be replaced by International Financial Reporting Standards (“IFRS”) starting January 2011. The first set of yearly financial statements under IFRS will be for the year ending December 31, 2011, including comparative information for the year ending December 31, 2010.

The conversion requirement from GAAP to IFRS will be treated as a change management project involving both financial and non-financial issues with potential implications of risk, financial reporting, internal controls and stakeholder relations, however the fact that Bonanza is a development stage corporation limits such impact. We expect that Bonanza will be established in conformity with the IFRS.

The Corporation has completed the diagnostic stage with a preliminary gap analysis of the accounting and business processes. The Corporation has also examined the transition options and policy choices presented under IFRS and evaluated the material impact on the future financial statements of the Corporation. Reporting under IFRS will require more in depth disclosure for which we are taking the necessary steps to adjust the systems requirements. The Corporation has also completed training of the key internal resources.

The Corporation will be reporting regularly throughout the project to the Audit Committee and have external auditors audit the conversion process as it progresses. The Corporation will stay informed on the upcoming changes to the IFRS based on the projects in place or to be initiated by the International Accounting Standards Board and will adjust its plan along the way to include all key elements to ensure its compliance by 2011.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities are subject to market price fluctuations.

	March 31, 2010
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$

- Hawthorne Gold Corp.	888,079	1,648,776	(760,697)

The Corporation has designated its marketable securities as available-for-sale and recorded the unrealized losses in other comprehensive income.

The Corporation is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of acquiring, exploring and developing high-grade gold projects.

The Corporation’s current objective is to advance the Copperstone project towards gold production. Mine permitting has commenced and is expected to be completed during 2010.

As an Exploration Stage Company the liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing its planned exploration programs at Fenelon and other Canadian exploration assets. The Corporation plans to begin production at its Copperstone property and is looking to fund its current development phase for Copperstone evaluating various third party milling, joint venture and funding alternatives. The Corporation will be required to raise additional funding to complete its long-term business objectives.